17 November 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 44,604 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1344.4383 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 92,304,652 ordinary shares in treasury, and has 1,085,462,787 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 28,424,872 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 33,404 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €14.8140 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 82,571,043 ordinary shares in treasury, and has 967,116,862 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 25,457,649 shares.